EXHIBIT 2.3


                                 ATTACHMENT XXII

                                   ----------


                             ENVIRONMENTAL AGREEMENT


                                 By and Between


                         UNION OIL COMPANY OF CALIFORNIA


                                       and


                                TOSCO CORPORATION



                          ----------------------------

                           Dated as of [Closing Date]
                          ----------------------------






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                             ENVIRONMENTAL AGREEMENT



         THIS   ENVIRONMENTAL   AGREEMENT   is  dated  as  of   [Closing   Date]
("Agreement"), between UNION OIL COMPANY OF CALIFORNIA, a California corporation and TOSCO CORPORATION, a Nevada Corporation.

                                    RECITALS

                 WHEREAS, Seller and Purchaser have entered into a Sale and Purchase Agreement For 76 Products Company dated December 14, 1996 ("Sale and Purchase Agreement"), pursuant to which Purchaser agreed to buy and Seller agreed to sell the business and assets that constitute the 76 Products Company business segment of Seller; and

                 WHEREAS, the Sale and Purchase Agreement provides that Seller and Purchaser will enter into an Environmental Agreement at Closing to be the exclusive statement of the representations, warranties, covenants, agreements and indemnities with respect to Environmental Laws as they apply to the 76 Products Company business segment.

                 NOW, THEREFORE, the parties agree as follows:

     1. Definitions. For all purposes of this Agreement, the following terms shall have the following meanings, and such meanings shall be equally applied to both the singular and plural forms of the terms defined.


     (a) "Allocated Overhead Costs" shall have the meaning specified in Section 1(n).

     (b) "Baseline" shall mean all Releases in or to the atmosphere, soil, surface water, subsurface strata or groundwater at or from the 76 Assets that occurred prior to the Closing and shall include Releases, whenever occurring, resulting from Hazardous Materials sent prior to Closing from the 76 Assets, as they are comprised on the Closing Date, to a disposal site designated as a "Superfund" site under the Comprehensive Environmental Response, Compensation and Liability Act.

     (c)  "Baseline  Amortizing  Amount"  shall have the  meaning  specified  in
Section 4(a).

     (d) "Baseline  Corrective Action Costs" shall have the meaning specified in
Section 4(a).

     (e) "Baseline Corrective Action Costs Quarterly Report" shall have the meaning specified in Section 5(b)(ii).

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     (f)  "Baseline  Development  Period"  shall have the meaning  specified  in
Section 4(b).

     (g)  "Category  I Project"  shall  have the  meaning  specified  in Section
5(c)(i).

     (h) "Category II Projects" shall have the meaning specified in Section 5(c)(i).

     (i) "Change Event" shall have the meaning specified in Section 4(a).

     (j) "Claim Notice" shall have the meaning specified in Section 8(c).

     (k) "Closing" shall mean the date and time that the 76 Assets are purchased by Purchaser under the Sale and Purchase Agreement.

                 (l) "Compliance Action" shall mean any expenditure or activity necessary to operate the 76 Assets in compliance with applicable Environmental Laws.

     (m) "Compliance Action Costs" shall have the meaning specified in Section 4(c).

     (n) "Corrective Action" shall mean any expenditure or activity taken pursuant to Environmental Laws to investigate, monitor and, if required, abate, clean up, remove, treat, cover or in any other way remediate a Release at or from the 76 Assets, including reasonably incurred removal, remediation or cleanup costs, site investigation and assessment costs, government oversight and response costs and, if applicable, allocated costs of in-house personnel necessary to directly manage or support such activities ("Allocated Overhead Costs"), but excluding any allocation of general corporate overhead; provided, however, such allocated costs shall not exceed ten percent (10%) of Baseline Corrective Action Costs. Corrective Action shall also mean any payment of a third party's (including, but not limited to, any federal, state or local government agency) claim for property damages, losses, expenses, costs, deficiencies, penalties, liens, interests, fines, assessments, charges, obligations or liabilities of any kind, including reasonable attorneys' fees and court costs, arising out of or relating to a Release at or from the 76 Assets; provided, however, Corrective Action shall not include Compliance Action, Retained Environmental Liability, payment of a third party's claim for personal injury (including, but not limited to, any claim for a person's physical, mental, psychological, chemical or biological response to the exposure to a Hazardous Substance) or punitive damages.

     (o) "Corrective Action Plan" shall have the meaning specified in Section 5(b)(i).

     (p) "Environmental Laws" shall mean any legal requirement relating to pollution, protection or cleanup of the environment (including, but not limited to, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, the Comprehensive Environmental Response, Compensation and

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Liability Act of 1980, as amended,  the Resources  Conservation and Recovery Act of 1976, as amended, and any other federal, state and local legal requirements, as such legal requirements exist on the Closing Date (except as such legal
requirements   may  be  amended  after  the  Closing  Date  to  modify  existing remediation standards), relating to: (i) a Release or the containment, removal, remediation, response, cleanup or abatement of a Hazardous Substance; (ii) the
manufacture,   generation,  formulation,   processing,  labeling,  distribution,
introduction into commerce, use, treatment, handling, storage, or transportation of a Hazardous Substance; (iii) exposure of persons, including employees, to a Hazardous Substance; (iv) occupational safety or health matters; and (v) the physical structure or condition of a building, facility, fixture or other structure, including, without limitation, those relating to the management, use,
storage,   disposal,   cleanup  or  removal  of  asbestos,   asbestos-containing
materials, polychlorinated biphenyls or any other Hazardous Substance.

     (q) "Hazardous Substance" shall mean any toxic substance or waste, pollutant, hazardous substance or waste, contaminant, special waste, industrial substance or waste, petroleum or petroleum-derived substance or waste, or any toxic or hazardous constituent of any such substance or waste, including, without limitation, any substance regulated under or defined by Environmental Laws.

     (r)   "Improvements"   shall  mean  the  permanent   structures  and  other
improvements on the Real Property acquired by Purchaser pursuant to the Sale and Purchase Agreement.

     (s) "Indemnified Party" and "Indemnifying Party" shall have the respective meanings specified in Section 8(c).

     (t) "Independent Consultant" shall have the meaning specified in Section 10(b).

     (u) "Permit" shall mean any approval, registration, authorization, certificate, certificate of occupancy, consent, license, order, permit, variance or other similar authorization of any government agency required by
Environmental Laws in effect on or prior to the Closing for the current ownership, use or operation of the 76 Assets.

     (v) "Purchaser" shall mean Tosco Corporation and its successors in interest.

     (w) "Real Property" shall mean the real property acquired by Purchaser pursuant to the Sale and Purchase Agreement.

     (x) "Release" shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, escaping, leaching, dumping or disposing of a Hazardous Substance into the environment of any kind whatsoever, including, but not limited to, the abandonment or discarding of barrels, containers, tanks or other receptacles containing or previously containing a Hazardous Substance. Migration of any pre-Closing Release shall not be considered a new Release for purposes of this Environmental Agreement.

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     (y)  "Remediation  Equipment"  shall have the meaning  specified in Section
7(d).

     (z) "Reportable Quantity of a Hazardous Substance" shall mean a Release which is required, pursuant to Environmental Laws, to be reported to a government agency.

     (aa) "Retail Site" shall mean Real Property and Improvements used for the retail sale of motor fuel to the general public.

     (bb) "Retained Environmental Liability" shall mean any liability imposed by Environmental Laws arising out of Seller's pre-Closing activities other than activities associated with the 76 Assets, and shall also include any liability for any designated "Superfund" site as of the Closing Date under the Comprehensive Environmental Response, Compensation and Liability Act for which Seller has been named a "Potentially Responsible Party" as of the Closing Date. Retained Environmental Liability shall not include Compliance Action or Corrective Action.

     (ac) "Sale and Purchase Agreement" shall have the meaning specified in the first recital of this Agreement.

     (ad) "Seller" shall mean Union Oil Company of California and its successors in interest.

     (ae) "Special Damages" shall have the meaning specified in Section 7(d).

     (af) "UST Funds" shall have the meaning specified in Section 9(a).

     (ag) "76 Assets" shall mean the business and assets of the 76 Products Company business segment of Seller acquired by Purchaser pursuant to the Sale and Purchase Agreement.

     (ah) "$200 Million Cap" shall have the meaning specified in Section 4(a).


     2. SELLER'S ENVIRONMENTAL REPRESENTATIONS. To Seller's knowledge, Schedule 2A sets forth an accurate and complete list of all Permits Seller has for operation of the 76 Assets pursuant to applicable Environmental Laws. Except for the items set forth in Schedule 2B to this Agreement, to the best of Seller's knowledge as of the Closing:

                 (a) All Permits necessary for the operation of the 76 Assets, as they are currently being operated by Seller, have been obtained and are in effect and, where required, applications for renewal thereof have been timely filed, except where the failure to obtain such Permits, individually or in the aggregate, would not have a significant adverse effect upon the operation of the 76 Assets as they have been operated on a historical basis.

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                 (b)  The  76  Assets   are  in   compliance   with   applicable
Environmental Laws and Permits, except where the failure to be in such compliance would not have a significant adverse effect on the operations of the 76 Assets as they have been operated on a historical basis.

     3. PURCHASER'S ENVIRONMENTAL REPRESENTATIONS AFTER DUE DILIGENCE. Based on Purchaser's inquiry and due diligence prior to the Closing, none of the representations made above by Seller is inaccurate.

     4. ENVIRONMENTAL PROVISIONS.

                 (a) ALLOCATION OF BASELINE CORRECTIVE ACTION COSTS. Except as otherwise provided in this Agreement, Seller shall be responsible for Retained Environmental Liability and the cost of Corrective Action arising out of or related to the Baseline ("Baseline Corrective Action Costs"), and Purchaser shall be responsible for all other Corrective Action; provided, however, that Seller's obligation for Baseline Corrective Action Costs shall expire twenty-five (25) years after the Closing, except as to unpaid amounts of Baseline Corrective Action Costs invoiced to Seller for work performed prior to such expiration and except Baseline Corrective Action Costs for a discrete project begun prior to such expiration and to be completed within a reasonable and definite time period (but excluding costs associated with monitoring of environmental conditions and other ongoing non-remediation costs). Baseline Corrective Action Costs shall include costs incurred to prevent or abate migration of a pre-Closing Release at or from a 76 Assets to adjoining real property owned, leased or used by a third party. Notwithstanding the foregoing, Purchaser shall pay, during each calendar year, the first $7 million of Baseline Corrective Action Costs and forty percent (40%) of the amount of Baseline Corrective Action Costs (and Seller shall pay the remaining sixty percent (60%)) in excess of the $7 million, up to a lifetime aggregate of $200 million ("$200 Million Cap"). Upon and after the occurrence of a Change Event, Seller shall be charged annually with its allocated share of the Baseline Amortizing Amount in accordance with the allocation of responsibility for Baseline Corrective Action Costs provided in this Section 4(a). Purchaser shall be responsible for all Corrective Action costs in excess of the Baseline Amortizing Amount, and such costs shall not be included in the calculation of the $200 Million Cap. Only Purchaser's allocated share of the Baseline Amortizing Amount shall be included in the calculation of the $200 Million Cap. "Baseline Amortizing Amount" means the annual Baseline Corrective Action Costs with respect to a facility at which a Change Event has occurred, estimated in good faith using the Corrective Action Plan as a guideline and assuming that such Change Event had not occurred. "Change Event" means: (i) the closure of a 76 Asset site (other than a Retail
Site); and/or (ii) the change in use of a 76 Asset (other than a Retail Site) to a use outside the petroleum/chemical industry. For purposes of this Section, closure means the termination of substantially all operations at a site which results in an acceleration of or additional Baseline Corrective Action from what is otherwise set forth in the Corrective Action Plan prior to the contemplation of closure of such site, or if no such Corrective Action Plan exists prior to such contemplation, Seller's existing plans for such site.

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                 (b) BASELINE DETERMINATION. The Baseline shall be determined by reference to existing information from studies performed by or for Seller, such as described in Seller's existing Environmental Remediation Services Business Plans for Real Property and Improvements. Within six (6) months of the Closing ("Baseline Development Period"), the Baseline can be augmented by further investigation that Purchaser determines in good faith is reasonably necessary to establish the Baseline. Such further investigation shall be performed during the Baseline Development Period (or if Seller in its sole discretion agrees to a longer period than six (6) months, during the period as Seller agrees). Such further investigation shall be performed at Purchaser's sole expense and shall not be included in calculation of the $200 Million Cap. Purchaser may further augment the Baseline after the six (6)-month period with in situ testing of the 76 Assets that Purchaser, during the Baseline Development Period, identifies is reasonably necessary to establish that a Release should be included in the Baseline, but only to the extent such testing is required by a lawful order of a government agency (with jurisdiction) to conduct such testing on such site or Seller agrees such testing is required under Environmental Laws (such agreement not to be unreasonably withheld).

                 (c) COMPLIANCE ACTION COSTS. Except as otherwise provided in this Section 4(c), Seller shall be responsible for the cost of Compliance Action ("Compliance Action Costs") which arise out of or result from operations or conditions before the Closing. Purchaser shall be responsible for Compliance Action Costs which arise out of or result from operations or conditions after the Closing. Notwithstanding the foregoing, Purchaser shall be responsible for Compliance Action Costs associated with the construction and operation of facilities necessary to achieve selenium effluent limitations at Seller's San Francisco Refinery and the construction and operation of vapor recovery equipment at Seller's Los Angeles Refinery Marine Terminal to: (i) comply with Environmental Laws; or (ii) as may be required in connection with the renewal of Seller's existing lease for the Terminal.

     5. CONDUCT OF BASELINE CORRECTIVE ACTION.

     (a) If Baseline Corrective Action is required, Purchaser shall conduct and pay for such action, and Seller shall reimburse Purchaser in accordance with
Section 4(a). During the time Seller is obligated to pay all or any portion of Baseline Corrective Action Costs, Purchaser shall, within twenty-four (24) hours after reporting to the appropriate government agency, notify Seller of any Reportable Quantity of a Hazardous Substance. If a Reportable Quantity of a Hazardous Substance is discovered in the soil, surface water, subsurface strata or groundwater at a 76 Asset after the Closing in an amount not readily distinguishable from the Baseline, Purchaser shall be responsible for the incremental Corrective Action costs associated therewith, and such costs shall not be included in the calculation of the $200 million cap. Purchaser shall provide to Seller information about such an event sufficient to estimate the incremental Corrective Action costs attributable thereto. Purchaser and Seller shall work together in good faith to agree on such incremental costs. In the event the parties are unable to reach agreement on such incremental costs, the dispute may be submitted for dispute resolution in accordance with Section 10.


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     (b) Purchaser shall provide to Seller the following reports and information in conjunction with Baseline Corrective Action conducted or planned to be conducted by Purchaser:

     (i) By September 30 of each calendar year during which Purchaser conducts Baseline Corrective Action, Purchaser shall provide Seller with an expenditure plan detailing its planned Baseline Corrective Action expenditures for each of the next three (3) calendar years ("Corrective Action Plan"). The Corrective Action Plan shall include separate detail supporting any project with anticipated expenditures during the three (3)-year period in excess of $250,000 ("Category I Project") and a summary total of all other projects with anticipated expenditures during the three (3)-year period of less than $250,000 ("Category II Projects").

     (ii) Within thirty (30) days after the end of each calendar quarter, Purchaser shall provide Seller with a status report of all Baseline Corrective Action Costs Purchaser has incurred year-to-date ("Baseline Corrective Action Costs Quarterly Report"). The Baseline Corrective Action Costs Quarterly Report shall provide a summary of the total expenditures incurred for the previous quarter, year-to-date and life-to-date for each Category I Project identified in the Corrective Action Plan and a summary of the total expenditures incurred for the previous quarter, year-to-date and life-to-date for the Category II Projects. The expenditures reported shall segregate Baseline Corrective Action Costs with a breakdown within each category between direct costs and Allocated Overhead Costs, and a summary of the amount of all Baseline Corrective Action Costs Purchaser contends should be included in calculating the $200 Million Cap. The Baseline Corrective Action Costs Quarterly Report for each of the first three quarters of the year shall include an update to the estimated expenditures for each Category I Project and for all Category II Projects for the balance of the current year. The Baseline Corrective Action Costs Quarterly Report for the fourth quarter shall include an update for the following year (i.e. the 4th quarter Baseline Corrective Action Costs Quarterly Report of 1997 will estimate expenditures for each Category I Project and the Category II Projects for the calendar year 1998). The Baseline Corrective Action Costs Quarterly Report shall include an invoice to Seller for Seller's share of Baseline Corrective Action Costs. Purchaser shall provide Seller with any documentation reasonably requested by Seller that evidences the invoiced amounts.

     (c) Seller shall reimburse Purchaser for Seller's share of the invoiced Baseline Corrective Action Costs within thirty (30) days of Seller's receipt of such invoice or, within such time, notify Purchaser in writing of disputed invoiced amounts and withhold payment of those amounts. Only disputed amounts may be withheld.

     (d) Seller shall have the right, upon reasonable notice, to audit the Baseline Corrective Action Costs Quarterly Reports. Any adjustments identified by Seller through an audit will be presented to Purchaser in writing for consideration to revise the Baseline Corrective Action Costs Quarterly Reports and associated invoices. Purchaser and Seller shall together review Seller's proposed adjustments and negotiate in good faith to resolve those adjustments. If an agreement cannot be reached within sixty (60) days of the

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presentment  of the proposed  adjustments,  the  unresolved  adjustments  may be submitted for dispute resolution in accordance with Section 10.

     (e) Upon Seller's reasonable request, Purchaser shall provide Seller with a copy of any information relating to Baseline Corrective Action, including, but not limited to, soil assessment data, laboratory reports, field study results, groundwater monitoring data, and operating and maintenance histories of groundwater recovery equipment operated by Purchaser relating to Baseline Corrective Action.

     (f) Seller shall have the right, but not the obligation, to notify Purchaser in writing within thirty (30) days of Seller's receipt of the Corrective Action Plan of Seller's intent to participate directly in government agency contacts and the development of a site assessment or remediation plan or project for any Category I Project. Except in each case to the extent Purchaser is required to take action pursuant to Environmental Laws before such agreement can be reached, Purchaser and Seller shall reach agreement on communications with the government agency and the scope of the plan or project, and Purchaser shall not agree to a site assessment or remediation plan without Seller's consent.

     (g) If Purchaser's share of Baseline Corrective Action Costs reaches the $200 Million Cap, Seller shall have the right, but not the obligation, to assume control over all further Baseline Corrective Action, the cost for which Seller is responsible under this Agreement, upon giving Purchaser ninety (90) days prior written notice. Within a reasonable period of time following such notice, Purchaser and Seller shall agree upon an orderly transition of control over such Baseline Corrective Action, including, but not limited to, compensation for equipment previously used by Purchaser in connection with Baseline Corrective Action.

     6. CASHOUT OF CERTAIN BASELINE CORRECTIVE ACTION OBLIGATIONS. Seller shall have the option to extinguish its share of Baseline Corrective Action Costs for a 76 Asset in exchange for an agreed lump-sum payment to Purchaser upon the sale of a 76 Asset owned by Purchaser. Designation of such a 76 Asset shall be made by written notice to Purchaser. Purchaser and Seller shall negotiate in good faith in an attempt to agree on the appropriate lump-sum payment. In the event the parties are unable to agree on the lump-sum payment, Seller shall have the option to submit the matter for dispute resolution in accordance with Section
10. Upon payment of the agreed upon amount or the amount determined by the Independent Consultant to be appropriate, Seller shall be released by Purchaser from any further environmental obligation with respect to Baseline Corrective Action for such a 76 Asset and shall be entitled to indemnification by Purchaser pursuant to section 8(b)(vi). Only Purchaser's share of the projected Baseline Corrective Action Costs used in determining the lump-sum payment shall be included at that time in calculating the $200 Million Cap and shall not otherwise be included in calculating the allocation of Baseline Corrective Action Costs pursuant to Section 4(a).


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     7. ACCESS.

     (a) Upon reasonable notice, Purchaser shall permit, under the following conditions specified in this Section, access to and entry upon a 76 Asset to Seller and Seller's independent contractors as necessary: (i) to conduct Baseline Corrective Action, if Seller elects to assume control of such action; and (ii) to observe and monitor Baseline Corrective Action.

     (b) If Seller assumes control of Baseline Corrective Action, except in the event of an emergency, Seller shall provide Purchaser with at least five (5) business days notice prior to commencement of any drilling, construction, or equipment installation, and any other activity that may unreasonably disrupt normal business operations at a 76 Asset. If any such activity will likely cause an unreasonable disruption, Seller shall reschedule the activity to a reasonable mutually convenient time in order to minimize the disruption. Purchaser shall not unreasonably interfere with Seller while Seller exercises its rights of ingress and egress to conduct Baseline Corrective Action. Seller shall use reasonable efforts to conduct Baseline Corrective Action in a manner which minimizes disruption to the business activities at a 76 Asset. Seller shall take steps reasonably necessary to prevent injury to persons or damage to property resulting from or in any way connected with such Baseline Corrective Action it conducts, including adherence to Purchaser's safety rules and procedures.

     (c) Within a reasonable period of time after completion of Baseline Corrective Action at a 76 Asset where Seller has assumed control of such action, Seller shall restore such 76 Asset to substantially the condition which existed immediately prior to Seller's commencement of Baseline Corrective Action. No claim for special, exemplary, consequential or indirect damages, or for lost profits, shall be asserted by Purchaser against Seller in connection with Baseline Corrective Action performed by an independent contractor. Purchaser shall have the right to pursue such damage claims against the independent contractor. No contractor, subcontractor, materialman, agent, officer, director or employee of Seller shall have any right to a lien against a 76 Asset or any part thereof for any work, labor or materials furnished to Seller for the actions performed thereon, unless otherwise required by applicable law.

     (d) Purchaser shall reimburse Seller for all damages, losses, costs, penalties, fines and assessments which Seller incurs if reasonable access to a 76 Asset is not granted to Seller in accordance with this Agreement. Purchaser shall reimburse Seller for any out-of-pocket damages in excess of $1,000 that Purchaser and its employees, agents, lessees, occupants of a 76 Asset or contractors cause, as a result of injury to any test or monitoring well, remediation equipment and/or associated piping, or any other property or equipment installed or otherwise used by Seller in connection with its Baseline Corrective Action ("Remediation Equipment"), but no claim for special, exemplary, consequential or indirect damages, or for lost profit shall be asserted by Seller in connection therewith against Purchaser. However, Seller shall have the right to pursue such damage claims against any independent contractor. All Remediation Equipment owned by Seller shall remain the property

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of Seller  and may be  removed  from a 76 Asset,  upon  completion  of  Baseline
Corrective Action at a 76 Asset.

     8. INDEMNIFICATION.

     (a) SELLER'S INDEMNIFICATION: Seller shall indemnify, defend and hold harmless Purchaser from and against: (i) subject to Section 4(a), Baseline Corrective Action Costs; (ii) Compliance Action Costs, except for that portion of such costs to be paid by Purchaser pursuant to Section 4(c); (iii) migration of a Hazardous Substance after the Closing which would not have occurred but for Baseline Corrective Action conducted by Seller in a manner which constitutes gross negligence or willful misconduct; (iv) subject to Section 10, any damage resulting from any inaccuracy in any representation or warranty of Seller in this Agreement; (v) Retained Environmental Liabilities; and (vi) any other obligations for which Seller has assumed responsibility pursuant to this Agreement.

     (b) PURCHASER'S INDEMNIFICATION: Purchaser shall indemnify, defend and hold harmless Seller from and against: (i) Corrective Action costs resulting from the ownership or operation of the 76 Assets by Purchaser after the Closing which are not included in Baseline Corrective Action Cost; (ii) Purchaser's share of Baseline Corrective Action Costs as provided in Section 4(a); (iii) Compliance Action Costs resulting from the ownership or operation of the 76 Assets by Purchaser as provided in Section 4(c); (iv) migration of a Hazardous Substance after the Closing which would not have occurred but for Baseline Corrective Action conducted by Purchaser in a manner which constitutes gross negligence or willful misconduct; (v) all Baseline Corrective Action Costs incurred more than twenty-five (25) years after the Closing, except as provided in Section 4(a);
(vi) subject to Section 10, any damage resulting from any inaccuracy in any representation or warranty of Purchaser in this Agreement; and (vii) any other obligations for which Purchaser has assumed responsibility pursuant to this Agreement.

     (c) INDEMNIFICATION PROCEDURES.

                 Whenever Purchaser or Seller becomes aware of a claim with respect to a 76 Asset ("Indemnified Party") for which the other party ("Indemnifying Party") is obligated to provide indemnification, the Indemnifying Party shall, within a reasonable period of time, give prompt notice thereof (a "Claim Notice"), together with copies of written information relating to such claim, and shall have the right to assume responsibility for the obligation to be indemnified. Unless within twenty (20) days after such notice is given to the Indemnifying Party, the Indemnifying Party gives the Indemnified Party notice of its election to assume the obligation, the Indemnifying Party shall be deemed to have waived such right. If the Indemnifying Party elects to assume such obligation, (i) the Indemnifying Party shall take such action as is reasonably necessary to protect the Indemnified Party and (ii) the Indemnifying Party will keep the Indemnified Party fully advised as to such actions. If the Indemnifying Party elects to assume responsibility for the obligation to be indemnified, the Indemnified Party may take action that is reasonably necessary to protect it fully.

     9. UST FUNDS.

          (a) Reimbursement claims have been and will continue to be submitted to the California Petroleum Underground Storage Tank Cleanup Fund and similar federal, state and local government funds ("UST Funds") to seek reimbursement of Corrective Action costs. Purchaser and Seller shall have the right to pursue, control, settle, waive or release reimbursement claims they have filed with the UST Funds and for which they have paid Corrective Action costs. Any reimbursement claim not on file as of the Closing shall be filed and pursued by Seller, if Corrective Action is commenced prior to the Closing.

     (b) Seller shall have the right to any reimbursement amount received from a UST Fund as a result of Corrective Action costs incurred by Seller at a Real Property prior to the Closing.

     (c) Purchaser shall have the right to any reimbursement amount received from a UST Fund as a result of Corrective Action costs incurred by Purchaser at a Real Property after the Closing, but such amount shall reduce Purchaser's share of the aggregate Baseline Corrective Action Costs for purposes of calculating the $200 Million Cap.

     (d) Purchaser and Seller shall cooperate with each other in the filing and pursuit of their respective reimbursement claims. In the event of a dispute as to whether a particular reimbursement claim should be submitted by Purchaser or Seller, Seller shall have the right to submit such claim pending resolution of the dispute in accordance with the dispute resolution provisions of Section 10. If Purchaser is determined to have the right to such claim, Seller shall promptly transfer control of the claim and execute any necessary authorization in favor of Purchaser. Purchaser and Seller shall pay their respective costs associated with the submission and pursuit of any reimbursement claim.

     10. DISPUTE RESOLUTION AND LIMITATIONS OF LIABILITY.

     (a) Purchaser and Seller agree that any disputed claim or demand against the other arising out of or relating to this Agreement shall be resolved in accordance with and subject to the procedures and limitations of Section 10.

     (b) If a dispute arises between the parties under this Agreement and that dispute is not resolved within a reasonable period of time, either party may notify the other in writing that the dispute is to be submitted to arbitration. Such arbitration shall be held in Los Angeles, California. The parties shall jointly select an environmental consultant, engineer, or other professional reasonably qualified (including at least 7 years' experience in the appropriate environmental field) to arbitrate such dispute ("Independent Consultant"). If the Independent Consultant is not an attorney, he or she shall have the right to obtain the assistance of qualified legal counsel in arbitrating the dispute, if the Independent Consultant determines that such assistance is necessary. Notwithstanding any other provision hereof, the parties shall each bear their respective legal fees and costs, and one-half of the cost of the Independent Consultant (and his or her attorney, if necessary). If the parties cannot agree on the Independent Consultant within sixty (60) days, either party may apply to the American Arbitration Association in Los Angeles for the appointment of the Independent Consultant. The Independent Consultant shall establish an expedited procedure for hearing and resolving the dispute. Each party shall have the right to conduct discovery pursuant to California Code of Civil Procedure section 1283.05 within sixty (60) days of the appointment of the Independent Consultant. Unless the parties agree otherwise, the Independent Consultant shall, no more than one hundred twenty (120) days after the Independent Consultant is retained, render a decision resolving the dispute, with a written opinion stating the reasons therefor. The decision of the Independent Consultant shall be final and binding, and a court of competent jurisdiction may enter judgment thereon. Except as otherwise provided in Section 10(c), (d) and (e), the dispute resolution procedures of this Section 10 shall constitute the exclusive remedy of the parties hereto with respect to any disputes arising out of this Agreement.

     (c) If a dispute arises between the parties prior to Closing concerning any representation in Section 2(a) or 3 under this Agreement, the dispute shall be limited by and resolved in accordance with the procedures set forth in Section 21 of the Sale and Purchase Agreement.

     (d) Notwithstanding Section 23(b) of the Sale and Purchase Agreement, each claim against Seller after Closing for breach of representation shall be subject to the de minimis threshold provisions of Section 23(c) of the Sale and Purchase Agreement and shall be aggregated with all other claims subject to such Section for purposes of calculating the $10 million threshold.

     (e)  Seller's  and  Purchaser's   representations  in  Sections  2  and  3,
respectively, and all liability with respect thereto, shall expire on the second anniversary of the Closing.

     11. MISCELLANEOUS PROVISIONS.

     (a) CONSTRUCTION. This Agreement shall be governed by and construed in accordance with the laws of the State of California without giving effect to its conflicts-of-laws principles.

     (b) ENTIRE AGREEMENT. This Agreement and the Schedules hereto constitute the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior or contemporaneous agreements relating to the subject matter hereof. In case of any conflict between the body of this Agreement and any such Schedule, the terms of the body of this Agreement shall prevail.

     (c) ASSIGNMENT.

          (i) Subject to Section 11(c)(ii), this Agreement shall not be assigned, in whole or in part, without the prior written consent of the other party.

          (ii) Seller and Purchaser may each assign this Agreement, in whole or in part, to one or more of their respective affiliates, upon prior notice to the non-assigning party; provided, however, that the non-assigning party may require as a condition of such assignment that the assigning party reasonably demonstrate and/or assure the assignee's financial and technical capability to perform its obligations hereunder. Any attempted assignment of this Agreement in violation of this Section 11(c)(ii) shall be null and void.

          (iii) This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, except that any such assignment shall not relieve the assigning party of its obligations hereunder. This Agreement is not intended to, and does not create, any rights in any third parties.

     (d) FURTHER ASSURANCES. Each of the parties hereto shall take such additional action, and shall cooperate with one another, as may be reasonably necessary to effectuate the terms of this Agreement.

     (e) NOTICES.

          (i) All written notices required or permitted to be given or made hereunder shall be deemed to have been duly given or made if delivered personally, or sent by overnight courier delivery or by telecopy or similar facsimile transmission (and confirmed in writing thereafter), or mailed by prepaid registered or certified mail, return receipt requested, to the other party at the respective address set forth below (or to such other address as a party shall designate for itself by written notice given or made in accordance herewith):

        (1) if to Seller, to it at:

           Unocal Corporation
           2141 Rosecrans Avenue, Suite 4000
           El Segundo, California 90245

           Attn:           Neal E. Schmale
                           Chief Financial Officer
                           (310) 726-7621 (Phone)
                           (310) 726-7806 (Fax)

           cc:             Dennis P.R. Codon, Esq.
                           General Counsel
                           (310) 726-7651 (Phone)
                           (310) 726-7815 (Fax)

           (2)      if to Purchaser, to it at:

           Tosco Corporation
           72 Cummings Point Road
           Stamford, Connecticut 06902

           Attn:           Wilber McClave III, Esq.
                           General Counsel
                           (203) 977-1001 (Phone)
                           (203) 964-3187 (Fax)

           cc:             Duane B. Bordvick
                           Vice President Environmental and External Affairs Tosco Corporation
                           2300 Clayton Road
                           Suite 1100
                           (510) 602-4050 (Phone)
                           (510) 602-4018 (Fax)

          (ii) Any notice, request or other communication hereunder shall be deemed delivered and given or made on the seventh business day after the date of mailing, if mailed by registered or certified mail, or on the first business day after the date of transmittal, if sent by courier delivery or by telecopy or similar facsimile transmission (and confirmed in writing thereafter), or on the first business day after the date of delivery, if delivered personally.

     (f)   COUNTERPARTS.   This  Agreement  may  be  executed  in  one  or  more
counterparts, each of which shall be deemed to be an original instrument.

     (g) WAIVER. It is agreed that any party to this Agreement may extend time for performance by any other party hereto or waive the performance of any obligation of any other party hereto or waive any inaccuracies in the representations and warranties of any other party, but any such waiver shall be in writing, unless a non-written waiver is expressly permitted, and shall not constitute or be construed as a waiver of any other obligation, condition, representation or warranty under this Agreement.

     (h) AMENDMENTS. This Agreement cannot be altered, amended, changed or modified in any respect or particular unless each such alteration, amendment, change or modification shall have been agreed to by each of the parties hereto and reduced to writing in its entirety and signed and delivered by each party.

                 IN  WITNESS   WHEREOF,   the   parties   have   executed   this
Environmental Agreement as of the date first above written.


                                        UNION OIL COMPANY OF CALIFORNIA
                                        a California corporation



                                        By
                                            ------------------------------
                                            Name:

                                            Time:


                                        TOSCO CORPORATION
                                        a Nevada corporation



                                        By
                                            ------------------------------
                                            Name:

                                            Title: